FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Reinforces Mobile Security Leadership with Acquisition of Secusmart	3.

Document 1

  NEWS RELEASE
July 29, 2014

FOR IMMEDIATE RELEASE

BlackBerry Reinforces Mobile Security Leadership with Acquisition of Secusmart

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, has entered into an agreement to acquire Secusmart GmbH, a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and internationally.

The transaction is subject to the satisfaction of certain customary conditions, including the receipt of regulatory approvals.

“We are always improving our security solutions to keep up with the growing complexity of enterprise mobility, with devices being used for more critical tasks and to store more critical information, and security attacks becoming more sophisticated,” said John Chen, Executive Chairman and CEO, BlackBerry. “The acquisition of Secusmart underscores our focus on addressing growing security costs and threats ranging from individual privacy to national security. This acquisition bolsters our security solutions with leading voice and data encryption and anti-eavesdropping technologies, and furthers BlackBerry’s security leadership in end-to-end mobile solutions.”

BlackBerry and Secusmart have previously partnered to offer Secusmart’s innovative technology to customers that have the most demanding security needs. In fact, last year, the SecuSUITE for BlackBerry® 10 solution was selected by Germany’s Federal Office for Information Security for classified communications for the country’s highest public officials. Through this collaboration, the two companies have provided Secusmart-equipped BlackBerry smartphones to a significant number of German government agencies and almost all German government ministries, including Chancellor Angela Merkel.

“This transaction is a fantastic opportunity to accelerate growth in the market for high-end secure communications solutions, driven by the need to combat electronic eavesdropping and data theft,” said Dr. Hans-Christoph Quelle, Managing Director of Secusmart. “Secusmart and BlackBerry’s solution already meets the highest security requirements of the German federal authorities and NATO for restricted communications. We see significant opportunities to introduce Secusmart’s solutions to more of BlackBerry’s government and enterprise customers around the world.”

BlackBerry’s acquisition of Secusmart is the latest demonstration of the company’s commitment to being the first name in enterprise mobile security. This commitment is why BlackBerry customers include all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global enterprises in each of the pharmaceutical, legal and automotive industries, and the five largest oil and gas companies. BlackBerry has more security certifications than any other vendor and is the only mobility solution to receive “Full Operational Capability” (FOC) approval to run on U.S. Department of Defense networks.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

About Secusmart

Secusmart (www.secusmart.com) is the leading expert in the development and implementation of comprehensive anti-eavesdropping solutions for German government agencies and organizations responsible for the provision of emergency services as well as governments and public authorities outside of Germany. With the SecuSUITE for BlackBerry 10 Chancellor Phone, Secusmart combines modern smartphone convenience with highly secure mobile communication. Together with Vodafone, the Düsseldorf anti-eavesdropping experts have integrated the highly secure voice encryption from SecuSUITE for BlackBerry 10 into the new Secure Call app, providing a highly secure smartphone for businesses. Landline phones are also protected within the scope of the Federal Security Network, a customer specific solution including SecuGATE LV, tap-proof desk telephones, and SecuBRIDGE, encrypted telephone conferences.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 29, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer